Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-283544-01 and 333-283544

***PRICING DETAILS*** $2.3bln HAROT (Honda) 2025-2 (Prime Auto Loan)

Joint Bookrunners: J.P. Morgan (struc), BofA, SMBC, Wells Fargo

Co-Managers: BNY, Barclays, ING, US Bank

CL	TOTAL SIZE($MM)	OFFERED SIZE($MM)	WAL	MDY/F	P.WIN	E.FNL	L.FNL	BENCH	SPREAD	YLD(%)	CPN(%)	PX(%)
A-1	614.000	583.300	0.29	P-1/F1+	1-7	12/25	05/26	I-Curve	+15	4.449	4.449	100.0000
A-2A	470.400	446.880	1.10	Aaa/AAA	7-20	01/27	01/28	I-Curve	+48	4.347	4.30	99.99113
A-2B*	394.800	375.060	1.10	Aaa/AAA	7-20	01/27	01/28	SOFR30A	+48			100.0000
A-3	789.600	750.120	2.38	Aaa/AAA	20-39	08/28	10/29	I-Curve	+54	4.191	4.15	99.98883
A-4	152.260	144.640	3.27	Aaa/AAA	39-39	08/28	08/31	I-Curve	+66	4.323	4.28	99.98589

* Class A-2B benchmark is SOFR30A

Expected Settle: 05/08/25	Registration: SEC-Registered
First Pay Date: 06/16/25	ERISA Eligible: Yes
Expected Ratings: Moody's, Fitch	Px Speed: 1.30% ABS to 10.00% Clean-Up Call
Ticker: HAROT 2025-2	Min Denoms: $1k x $1k
Bill & Deliver: J.P. Morgan
Expected Pricing: PRICED

CUSIPs:
A1 437921AA7	Available Information:
A-2A 437921AB5	*Prelim Prospectus : Attached
A-2B 437921AC3	*Ratings FWP : Attached
A-3 437921AD1	*IntexNet/CDI : See Separate Message
A-4 437921AE9

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 800-408-1016 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.